STATEMENT OF EXECUTIVE COMPENSATION OF

MAKO MINING CORP.

(the "Company")

All dollar amounts referenced in this Statement of Executive Compensation are expressed in United States dollars,

unless otherwise indicated. References to "C$" are to Canadian dollars.

Compensation Discussion and Analysis

Elements of Executive Compensation

The current executive compensation program of the Company consists of an annual base salary, cash bonuses granted from time to time, and long-term incentives in the form of stock options ("Options"), restricted share units ("RSUs") and/or deferred share units ("DSUs", and collectively with the Options and RSUs, the "Awards") granted under the Omnibus Incentive Plan 2021 (the "Omnibus Plan"). Prior to the implementation of the Omnibus Plan in 2021, Options were granted to Company executives under the 2017 stock option plan of the Company (the "Prior Option Plan") and such Options, to the extent they remain outstanding, continue to be governed by the Prior Option Plan. However, since the adoption of the Omnibus Plan, no new Options are granted under the Prior Option Plan. Please refer to the "Summary Compensation Table", "Outstanding Share-Based Awards and Option-Based Awards" and "Incentive Plan Awards - Value Vested or Earned During the Financial Year Ended December 31, 2024" below for further information regarding Options, RSUs and DSUs granted to executive officers.

The base salaries paid to officers of the Company are intended to provide fixed levels of pay that reflect each officer's primary duties and responsibilities and the level of skill and experience required to successfully perform their role. The Company's goal is to pay base salaries to its officers that are competitive when compared to those holding similar positions in companies of comparable stage of development within the mining industry, in order to attract and retain executive talent in the market in which the Company competes for talent. Base salaries are reviewed annually by the Compensation Committee (the "Compensation Committee") of the Board of Directors of the Company (the "Board"). Historically, short term bonuses have been a combination of cash and Awards.

In September 2022, upon recommendation of the Compensation Committee, the Board approved and adopted a new short-term incentive plan for the senior executives of the Company (the "STI Plan"), which includes the CEO, the CFO the COO and the Vice-President of Corporate Development, in connection with determining annual cash bonuses and RSUs to be paid to such executives. The STI Plan includes weighted key performance indicators ("KPIs"), based on certain corporate KPIs, individual KPIs and a discretionary component, with bonuses calculated as a percentage of base salary with a target ranging from 50%-150%. The percentages range for corporate objectives from 40%-50%, for individual objectives from 15%-25% and for the discretionary component 35%. The STI Plan was developed, in part, based on the Compensation Practice Review Report of Bedford Group dated July 29, 2021. The cash bonuses and RSUs earned by each of the Named Executive Officers (as hereinafter defined), as disclosed in the Summary Compensation Table, were determined based on the criterion set out in the STI Plan.

The incentive component of the Company's compensation program is the longer-term reward provided through the grant of Awards under the Omnibus Plan. The Omnibus Plan is intended to attract, retain and motivate the executive officers and directors, among other eligible participants, of the Company, and to align the interests of those individuals with those of the Company's shareholders with a view to driving growth and enhancing shareholder value. The Omnibus Plan provides such individuals with an opportunity to acquire a proprietary interest in the Company's value growth through the exercise and/or vesting of the Awards. Options, RSUs and/or DSUs are granted at the discretion of the Board, with the assistance of the Compensation Committee, which considers factors such as how other mineral exploration and junior mining companies grant equity compensation and the potential value that each participant under the Omnibus Plan is contributing to the Company in determining the number of Awards granted to each individual.

Options are granted at an exercise price of not less than the prevailing market price of the Company's common shares at the time of the grant (as determined in accordance with the Omnibus Plan or the Prior Option Plan, as applicable), and for a term of exercise not exceeding ten years. At the time of grant of an Option, the Board may establish vesting conditions in respect of each Option grant, which may include performance criteria related to corporate or individual performance.

RSUs entitle the recipient to receive, upon settlement, shares, cash or a combination thereof as determined by the Board and subject to the provisions of the Omnibus Plan. RSUs that are subject to performance criteria may not become fully vested prior to the expiry of the restricted period. RSUs expire no later than December 31 of the calendar year which commences three years after the calendar year in which the performance of services for which the RSU was granted.

DSUs entitle the recipient to receive, upon settlement, shares or cash or a combination thereof, as determined by the Board, payable after termination of the recipient's service with the Company in accordance with the Omnibus Plan. Participants may elect annually to receive a percentage of their annual base compensation in DSUs. In addition, the Board may award such additional DSUs to a director or executive officer as the Board deems advisable to provide the participant with appropriate equity-based compensation for the services he or she renders to the Company.

The Board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking. The Company's executive compensation framework aligns with the Company's annual and longer-term strategy and reflects compensation practices of companies of similar size and stage of development, in order to ensure the compensation paid is competitive within the Company's industry.

Compensation Policies and Risk Management

The Board considers the implications of the risks associated with the Company's compensation program and practices when determining rewards for its officers. The Board reviews, at least once annually, the risks, if any, associated with the Company's compensation program and practices.

The current executive compensation structure ensures that a significant portion of executive compensation, in the form of Awards, is both long-term and "at risk" and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their short-term compensation at the expense of the Company and the shareholders is mitigated.

Due to the small size of the Company and the current level of the Company's activity, the Board is able to closely monitor and consider any risks which may be associated with the Company's compensation program and practices. Risks, if any, may be identified and mitigated through Board meetings during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging of Economic Risks in the Company's Securities

The Company has not adopted a policy prohibiting directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company's securities granted as compensation or held, directly or indirectly, by directors or officers. However, the Company is not aware of any directors or officers having entered into this type of transaction.

Share-Based Awards and Option-Based Awards

The Omnibus Plan (and the Prior Option Plan, in the case of Options granted prior to the implementation of the Omnibus Plan) have been used to provide Options, RSUs and DSUs which are granted in consideration of the level of responsibility of the executive as well as their impact or contribution to the longer-term operating performance of the Company. In determining the number of Awards to be granted to the executive officers, the Board takes into account the number of Awards, if any, previously granted to each executive officer, and the exercise price of any outstanding Awards to ensure that such grants are in accordance with the policies of the TSX Venture Exchange (the "TSXV"), and closely align the interests of the executive officers with the interests of shareholders.

The Board, together with the assistance of the Compensation Committee, has the responsibility to administer the compensation program related to the executive management of the Company, including equity-based awards.

Compensation Governance

The Company's compensation philosophy for its Named Executive Officers is designed to attract well qualified individuals in what is essentially an international market by paying competitive base salaries plus short-term incentive compensation in the form of bonuses and long-term incentive compensation in the form of Awards. In June 2021, the Compensation Committee had retained the Bedford Consulting Group Inc. to provide independent advice to the Compensation Committee in connection with further developing the Company's compensation program, including establishing the STI Plan. The Compensation Committee has not retained the services of any compensation consultant since such time. The Compensation Committee makes its recommendations, with reference to the STI Plan in terms of bonuses and RSUs, to the Board, which meets to discuss and determine executive compensation. In making its determinations regarding the various elements of executive compensation, the Board does not currently benchmark its executive compensation program, but from time to time does review compensation practices of companies of similar size and stage of development to ensure the compensation paid is competitive within the Company's industry and geographic location while taking into account the financial and other resources of the Company.

The Company's Compensation, Corporate Governance and Nominating Committee is currently comprised of John Pontius (independent) who is the Chair, John Hick (independent) and Laurie Gaborit (independent). The role of the Compensation Committee is, in part, to assist the Board in approving and monitoring the Company's practices with respect to compensation. The Compensation Committee members have significant experience in the mining sector as senior executives and as members of the boards of directors and committees of other public corporations. Each member draws on his respective management and executive compensation experience to provide relevant compensation-related expertise. The Board is confident that the collective experience of the Compensation Committee members ensures that the Compensation Committee has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

The duties and responsibilities of the Chief Executive Officer are typical of those of a business entity of the Company's size and stage of development within the mining industry. The primary role of the Chief Executive Officer of the Company is to manage the Company in an effective, efficient and forward-looking way and to fulfil the priorities, goals and objectives determined by the Board in the context of the Company's strategic plans, budgets and responsibilities set out below, with a view to increasing shareholder value.

Summary Compensation Table

The following table sets forth all annual and long-term compensation of the Named Executive Officers of the Company for each of the three most recently completed financial years of the Company. "Named Executive Officer" or "NEO" refers to (a) each individual who, during any part of the most recently completed financial year, served as chief executive officer ("CEO"), including an individual performing functions similar to a chief executive officer; (b) each individual who, during any part of the most recently completed financial year, served as chief financial officer ("CFO"), including an individual performing functions similar to a chief financial officer; (c) the most highly compensated executive officer, other than the individuals identified in (a) and (b) at the end of the most recently completed financial year whose total compensation was more than C$150,000, for that financial year; and (d) each individual who would be a named executive officer under (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year. The Named Executive Officers of the Company for the year ended December 31, 2024 were Akiba Leisman, the Company's CEO, Ezequiel Sirotinsky, the Company's CFO and Corporate Secretary, Maria Milagros Paredes, the Company's former CFO and Corporate Secretary, Jesse Munoz, the Company's Chief Operating Officer ("COO"), Paolo Durand, the Company's Vice-President of Corporate Development and Frank Powell, the Company's Vice-President of Exploration.

					Non-Equity Incentive
					Plan Compensation
			Share-	Option-	($)
			Based	Based			Pension	All Other	Total
NEO Name		Salary	Awards(1)	Awards(2)	Annual	Long-term	Value	Compensation	Compensation
and Principal					Incentive	Incentive
Position	Year	($)	($)	($)	Plans(3)	Plans	($)	($)	($)

Akiba	2024	280,469	Nil	Nil	621,775	Nil	Nil	Nil	902,244
Leisman(4)	2023	280,569	548,894	Nil	220,688	Nil	Nil	Nil	1,050,151
CEO	2022	280,538	150,000	Nil	150,000	Nil	Nil	5,869	580,538
Ezequiel	2024	116,667	271,893	Nil	Nil	Nil	Nil	Nil	392,905
Sirotinsky(8)	2023	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

					Non-Equity Incentive
					Plan Compensation
			Share-	Option-	($)
			Based	Based			Pension	All Other	Total
NEO Name		Salary	Awards(1)	Awards(2)	Annual	Long-term	Value	Compensation	Compensation
and Principal					Incentive	Incentive
Position	Year	($)	($)	($)	Plans(3)	Plans	($)	($)	($)

CFO and	2022	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Corporate
Secretary
Maria	2024	125,069	Nil	Nil	75,000	Nil	Nil	260,294	460,363
Milagros	2023	206,119	136,582	Nil	38,288	Nil	Nil	58,665	439,654
Paredes(5)	2022	212,709	90,000	Nil	90,000	Nil	Nil	57,041	449,750
former CFO
and Corporate
Secretary
Jesse Munoz(6)	2024	255,469	Nil	Nil	289,500	Nil	Nil	91,991	636,960
COO	2023	255,569	249,497	Nil	148,250	Nil	Nil	110,903	764,219
	2022	255,568	125,000	Nil	125,000	Nil	Nil	90,211	595,749
Paolo	2024	150,000	Nil	Nil	74,100	Nil	Nil	Nil	224,100
Durand(7)	2023	150,000	97,024	Nil	23,082	Nil	Nil	Nil	270,106
VP of	2022	123,125	Nil	101,855	Nil	Nil	Nil	1,356	226,336
Corporate
Development
Frank Powell(9)	2024	183,600	Nil	Nil	32,820	Nil	Nil	20,479	236,899
VP of	2023	183,806			23,375	Nil		19,032	226,213
Exploration	2022	170,467			Nil	Nil		18,091	198,149

Notes:

(1) Represents RSUs

(2) The Company uses the Black-Scholes pricing model as the methodology to calculate the grant date fair value for Options granted, as that's the methodology used in the financial statements, and has relied on the following key assumptions and estimates for each calculation: (a) for grants in 2024 - (i) risk free interest rate of 3.51%; (ii) expected dividend yield of 0%; (iii) expected volatility of 65.48%; and (iv) an expected term of up to five years; (b) for grants in 2022 - (i) risk free interest rate of 1.65%; (ii) expected dividend yield of 0%; (iii) expected volatility of 58.06%; and (iv) an expected term of up to five years; and (c) for grants in 2021 - (i) risk free interest rate of 0.64%; (ii) expected dividend yield of 0%; (iii) expected volatility of 63.95%; and (iv) an expected term of up to five years.

(3) Represents cash bonuses.

(4) During the financial year ended December 31, 2022, Mr. Leisman was paid $275,000 pursuant to the terms of his consulting agreement with Mako US and $5,538 (C$7,500 based on an exchange rate of $1.00 = C$1.35434) pursuant to his employment agreement with the Company. During the financial year ended December 31, 2023, Mr. Leisman was paid $275,000 under his consulting agreement with Mako US and $5,569 (C$7,500 based on an exchange rate of $1.00 = C$1.34671) pursuant to his employment agreement with the Company. During the financial year ended December 31, 2024, Mr. Leisman was paid $275,000 under his consulting agreement with Mako US and $5,469 (C$7,500 based on an exchange rate of $1.00 = C$1.37134) pursuant to his employment agreement with the Company. See "Termination and Change of Control Benefits".

(5) Ms. Paredes was appointed as the CFO and Corporate Secretary of the Company effective February 1, 2021, and resigned on June 25, 2024. During the financial year ended December 31, 2022, Ms. Paredes was paid $207,171 pursuant to her consulting agreement with Mako US and $5,538 (C$7,500 based on an exchange rate of $1.00 = C$1.35434) pursuant to her employment agreement with the Company. She also received perquisites in the aggregate amount of $57,041 paid by Mako US, including $46,683 for insurance premiums related to medical, life and disability. During the financial year ended December 31, 2023, Ms. Paredes was paid $200,550 pursuant to her consulting agreement with Mako US and $5,569 (C$7,500 based on an exchange rate of $1.00 = C$1.34671) pursuant to her employment agreement with the Company. She also received perquisites in the aggregate amount of $58,665 paid by Mako US, including $49,773 for insurance premiums related to medical, life and disability. During the financial year ended December 31, 2024, Ms. Paredes was paid severance of $200,000 and $5,484 (C$7,500 based on an exchange rate of $1.00 = C$1.36745), $111,023 pursuant to her consulting agreement with Mako US and $11,291 pursuant to her consulting agreement with the Company, $2,757 (C$3,750 based on an exchange rate of $1.00 = C$1.36041) pursuant to her employment agreement with the Company. She also received perquisites in the aggregate amount of $54,809 paid by Mako US, including $49,209 for insurance premiums related to medical, life and disability. See "Termination and Change of Control Benefits".

(6) During the financial year ended December 31, 2022, Mr. Munoz was paid $250,000 pursuant to the terms of his consulting agreement with Mako US and $5,538 (C$7,500 based on an exchange rate of $1.00 = C$1.35434) pursuant to his employment agreement with the Company. He also received perquisites in the aggregate amount of $90,211 paid by Mako US, including $77,711 for insurance premiums related to medical, life and disability. During the financial year ended December 31, 2023, Mr. Munoz was paid $250,000 pursuant to the terms of his consulting agreement with Mako US and $5,569 (C$7,500 based on an exchange rate of $1.00 = C$1.34671) pursuant to his employment agreement with the Company. He also received perquisites in the aggregate amount of $110,903 paid by Mako US, including $87,603 for insurance premiums related to medical, life and disability. During the financial year ended December 31, 2024, Mr. Munoz was paid $250,000 pursuant to the terms of his consulting agreement with Mako US and $5,469 (C$7,500 based on an exchange rate of $1.00 = C$1.37134) pursuant to his employment agreement with the Company. He also received perquisites in the aggregate amount of $91,991 paid by Mako US, including $69,653 for insurance premiums related to medical, life and disability. See "Termination and Change of Control Benefits".

(7) Mr. Durand was appointed Vice-President of Corporate Development effective March 9, 2022, and is paid under the terms of a consulting agreement with the Company. See "Termination and Change of Control Benefits".

(8) Mr. Sirotinsky was appointed as the CFO and Corporate Secretary of the Company effective June 25, 2024, replacing former CFO and Corporate Secretary Millie Paredes. and is paid under the terms of a consulting agreement with the Company. See "Termination and Change of Control Benefits".

(9) Mr. Powell was appointed Vice-President of Exploration effective June 25, 2024, and is paid under the terms of a consulting agreement with the Company. Prior to this appointment he served as Senior Exploration Manager for the Company. See "Termination and Change of Control Benefits".

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all the option-based and share-based awards outstanding as at December 31, 2024, for each NEO.

	Option-Based Awards				Share-Based Awards

Number of
	Number of			Value of	Shares Or	Market or Payout	Market or Payout
	Securities			Unexercised	Units Of	Value Of Share-	Value Of Vested
	Underlying	Option		In-The-	Shares That	Based Awards	Share-Based
	Unexercised	Exercise		Money	Have Not	That Have Not	Awards not paid
	Options	Price		Options	Vested	Vested	out or distributed
Option
Name	(#)	(C$)	Expiration Date	(C$)(1)	(#)(2)	(C$)(3)	(C$)

Akiba Leisman	Nil	n/a	n/a	n/a	366,667	1,166,001	Nil
CEO
Ezequiel Sirotinsky
CFO and Corporate	200,000	3.31	June 25, 2029	Nil	Nil	Nil	Nil
Secretary

Maria Milagros
Paredes
former CFO and	100,000	3.45	February 4, 2026	Nil	Nil	Nil	Nil
Corporate Secretary

	Option-Based Awards				Share-Based Awards

Number of
	Number of			Value of	Shares Or	Market or Payout	Market or Payout
	Securities			Unexercised	Units Of	Value Of Share-	Value Of Vested
	Underlying	Option		In-The-	Shares That	Based Awards	Share-Based
	Unexercised	Exercise		Money	Have Not	That Have Not	Awards not paid
	Options	Price		Options	Vested	Vested	out or distributed
Option
Name	(#)	(C$)	Expiration Date	(C$)(1)	(#)(2)	(C$)(3)	(C$)

Jesse Munoz	Nil	n/a	n/a	n/a	166,667	530,001	Nil
COO

Paolo Durand	70,000	3.70	March 9, 2027	Nil	53,651	170,610	Nil
VP of Corporate
Development

Frank Powell	100,000	2.13	May 12, 2028	105,000	Nil	Nil	Nil
VP of Exploration

Notes:

(1) Value of unexercised in-the-money Options is calculated based on the difference between the market value of the Company's common shares as at December 31, 2024, and the exercise price of the Options (rounded up to the nearest dollar). The closing price of the Company's shares on the TSXV on December 31, 2024, was C$3.18 per share.

(2) Represents RSUs

(3) Market or Payout Value of Share-Based Awards is calculated based on number of RSUs not yet vested multiplied by market price of the underlying shares as at December 31, 2024. The closing price of the Company's shares on the TSXV on December 31, 2024, was C$3.18 per share.

Incentive Plan Awards - Value Vested or Earned During the Financial Year Ended December 31, 2024.

The following table sets out all the option-based and share-based awards that vested during the financial year ended December 31, 2024, for each NEO.

Non-Equity Incentive
	Option-Based Awards	Share-Based Awards	Plan Compensation -
	- Value Vested	- Value Vested	Value Earned
	During the Year	During the Year	During the Year
Name	(C$)	(C$)	(C$)

Akiba Leisman, CEO	Nil	649,290(1)	Nil
Ezequiel Sirotinsky, CFO and Corporate	Nil(2)	Nil	Nil
Secretary
Maria Milagros Paredes, former CFO and	Nil(3)	214,403(4)	Nil
Corporate Secretary
Jesse Munoz, COO	Nil	325,797(5)	Nil
Paolo Durand, VP of Corporate Development	Nil(6)	115,178(7)	Nil
Frank Powell, VP of Exploration	38,000(8)	Nil	Nil

Notes:

(1) Mr. Leisman had a total of 214,233 RSUs vest with a total value of C$649,290; value is calculated based on number of RSUs multiplied by market price of the underlying shares on the vesting date. Mr. Leisman had 15,450 RSUs vest and the market price on the date of vesting was C$2.20. Mr. Leisman had 183,333 RSUs vest and the market price on the date of vesting was C$3.10. Mr. Leisman had 15,450 RSUs vest and the market price on the date of vesting was C$3.04.

(2) Mr. Sirotinsky had 66,666 Options vest having a Nil value, as the exercise price of the Options are C$3.31 and the market price on the date of vesting was C$3.25.

(3) Ms. Paredes had 25,000 Options vest having a Nil value, as the exercise price of the Options are C$3.45 and the market price on the date of vesting was C$2.25.

(4) Ms. Paredes had a total of 70,041 RSUs vest with a total value of C$214,403; value is calculated based on number of RSUs multiplied by the market price of the underlying shares on the vesting date. Ms. Paredes had 9,270 RSUs vest and the market price on the date of vesting was C$2.20. Ms. Paredes had 12,112 RSUs vest and the market price on the date of vesting was C$3.65. Ms. Paredes had 33,333 RSUs vest and the market price on the date of vesting was C$3.10. Ms. Paredes had 6,056 RSUs vest and the market price on the date of vesting was C$3.02. Ms. Paredes had 9,270 RSUs vest and the market price on the date of vesting was C$3.04.

(5) Mr. Munoz had a total of 109,083 RSUs vest with a total value of C$325,797; value calculated based on number of RSUs multiplied by market price of the underlying shares on the vesting date. Mr. Munoz had 12,875 RSUs vest and the market price on the date of vesting was C$2.20. Mr. Munoz had 83,333 RSUs vest and the market price on the date of vesting was C$3.10. Mr. Munoz had 12,875 RSUs vest and the market price on the date of vesting was C$3.04.

(6) Mr. Durand had 17,500 Options vest having a Nil value, as the exercise price of the Options are C$3.70 and the market price on the date of vesting was C$2.50.

(7) Mr. Durand had a total of 35,953 RSUs vest with a total value of C$115,178; value calculated based on number of RSUs multiplied by market price of the underlying shares on the vesting date. Mr. Durand had 7,302 RSUs vest and the market price on the date of vesting was C$3.65. Mr. Durand had 25,000 RSUs vest and the market price on the date of vesting was C$3.10. Mr. Durand had 3,651 RSUs vest and the market price on the date of vesting was C$3.04.

(8) Mr. Powell had 25,000 Options vest having a value of C$38,000, as the exercise price of the Options are C$2.13 and the market price on the date of vesting was C$3.65.

Pension Plan Benefits

The Company does not have any pension or retirement plans.

Termination and Change of Control Benefits

The Company has no plan, contract, agreement or arrangement that provides for payments to any NEO at, following or in connection with any termination, resignation, retirement or change of control of the Company or a change in a NEO's responsibilities, except as follows:

Akiba Leisman, Chief Executive Officer

Mr. Leisman serves as the CEO of the Company and currently receives a base salary from the Company in the amount of C$7,500 per year pursuant to the terms of an employment agreement with the Company, entered into effective October 1, 2019. Pursuant to the employment agreement, Mr. Leisman provides general management and oversight of all operational, administrative, financial and legal matters affecting the Company and such other additional services as may be agreed to from time to time. The employment agreement with the Company provides that Mr. Leisman may terminate his employment by providing the Company with 60 days prior written notice and, in the event of such termination, Mr. Leisman shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from the Company. In the event Mr. Leisman's employment is terminated by the Company without cause, the Company must provide Mr. Leisman with the greater of: (i) twelve (12) months' notice of termination or base salary in lieu of such notice; or (ii) the minimum entitlements to notice of termination and severance pay, if applicable, under the Employment Standards Act, 2000, as amended (the "ESA"). Mr. Leisman's participation under employee benefits will continue for such minimum period as required by the ESA. In the event Mr. Leisman is terminated in connection with a change of control of the Company, he shall be entitled to receive compensation equal to twelve (12) months of his then current base salary, which shall be paid over a twelve-month period, subject to Mr. Leisman executing a non-revocable standard form of release acceptable to the Company.

Mr. Leisman also has a consulting agreement through his wholly owned company, Xiphias Management Services, with the Company's subsidiary, Mako US Corp. ("Mako US") pursuant to which he is paid $22,917 per month ($275,000 per annum) to provide ongoing consultation to Mako US regarding its management services business, including executive, managerial and administrative activities assigned to him by Mako US, entered into effective October 1, 2019, as amended January 1, 2021. The consulting agreement provides that either Mako US or Mr. Leisman may terminate the consulting agreement by providing 60 days prior written notice and, in the event of termination without cause, Mr. Leisman shall be entitled to a cash amount representing 12 months of consulting fees prior to the date of termination. In the event Mr. Leisman's consulting agreement is terminated by Mako US within 90 days of a change of control of the Company, Mr. Leisman shall be entitled to receive the greater of (a) the amount represented by twelve (12) months' consulting fees or (b) the total cash compensation received by Mr. Leisman in the trailing twelve (12) months prior to the change of control.

Ezequiel Sirotinsky, Chief Financial Officer and Corporate Secretary

Mr. Sirotinsky serves as the CFO and Corporate Secretary of the Company and currently receives salary from the Company in the amount of $16,666.67 per month pursuant to the terms of a consulting agreement with the Company, entered into effective June 25, 2024. In addition to the monthly salary, Mr. Sirotinsky is also eligible to receive a discretionary annual bonus with a target of 50% of the annual salary based on meeting certain agreed upon objectives. Pursuant to the consulting agreement, Mr. Sirotinsky provides those services which would normally be undertaken by a CFO and Corporate Secretary including but not limited to general management and oversight of all financial reporting, administrative and legal matters affecting the Company and such other additional services as may be agreed to from time to time. The consulting agreement with the Company provides that Mr. Sirotinsky may terminate his agreement by providing the Company with 30 days prior written notice and, in the event of such termination, Mr. Sirotinsky shall be entitled to all fees, expenses and payment of any personal days accrued but not yet used since the effective date of the consulting agreement and no further rights to compensation or benefits from the Company. In the event Mr. Sirotinsky's agreement is terminated by the Company at any time and for any reason, the Company will provide Mr. Sirotinsky with a termination fee equal 12 months of his then current salary under the consulting agreement (the "Termination Fee"), along with payment for any fees and expenses accrued as of the effective date of termination and payment of any personal days accrued but not used since the effective date of the consulting agreement. If within 12 months following a change of control Mr. Sirotinsky's consulting services are terminated without cause, Mr. Sirotinsky is entitled to receive a change of control fee equal to 12 months of his current salary, provided certain conditions are met. The change of control fee is in lieu of, and not in addition to, the Termination Fee noted above.

Jesse Munoz, Chief Operating Officer

Mr. Munoz serves as Chief Operating Officer of the Company and currently receives a base salary from the Company in the amount of C$7,500 per year pursuant to the terms of an executive employment agreement with the Company, entered into effective October 1, 2019. Pursuant to the employment agreement, Mr. Munoz provides those services which would normally be undertaken by a Chief Operating Officer including but not limited to general management and oversight of all operational, administrative, financial and legal matters affecting the Company and such other additional services as may be agreed to from time to time. The employment agreement with the Company provides that Mr. Munoz may terminate his employment by providing the Company with 60 days prior written notice and, in the event of such termination, Mr. Munoz shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from the Company. In the event Mr. Munoz's employment is terminated by the Company without cause, the Company must provide Mr. Munoz with the greater of: (i) twelve (12) months' notice of termination or base salary in lieu of such notice; or (ii) the minimum entitlements to notice of termination and severance pay, if applicable, under the ESA. Mr. Munoz participation under employee benefits will continue for such minimum period as required by the ESA. In the event Mr. Munoz is terminated by the Company or Mr. Munoz provides notice of resignation within 90 days of a change of control of the Company, he shall be entitled to receive compensation equal to twelve (12) months of his then current base salary, which shall be paid over a twelve-month period, subject to Mr. Munoz executing a non-revocable standard form of release acceptable to the Company.

Mr. Munoz also serves as Chief Operating Officer of Mako US, and as such has an executive employment agreement with Mako US dated September 23, 2019, as amended January 1, 2021, pursuant to which Mr. Munoz is paid $20,833.33 per month ($250,000 per annum). The executive employment agreement provides that either Mako US or Mr. Munoz may terminate the agreement by providing 60 days prior written notice and, in the event of termination without cause, Mr. Munoz shall be entitled to any fees then due and payable for services completed to the date of termination. In the event Mr. Munoz's agreement is terminated as a result of a change or control of the Company, Mr. Munoz shall be entitled to receive the greater of (a) the amount represented by 12 months of consulting fees, or (b) the total cash compensation received by Mr. Munoz in the trailing 12 months prior to the change of control.

Paolo Durand, Vice-President of Corporate Development

Mr. Durand serves as Vice-President of Corporate Development of the Company and currently receives a base salary from the Company in the amount of $12,500 per month pursuant to the terms of a Consultant Agreement dated September 17, 2021, as amended March 9, 2022. The Consultant Agreement provides that Mr. Durand may terminate his employment by providing the Company with 30 days prior written notice. In the event Mr. Durand's employment is terminated by the Company without cause, the Company must provide Mr. Durand with payment for any fees and expenses accrued as of the effective date of termination and (ii) a termination fee in the amount of $75,000 (the "Termination Fee"). Payment of the Termination Fee is conditional on Mr. Durand's execution of a non-revocable standard form of release agreement acceptable to the Company. In the event Mr. Durand is terminated within 12 months of a change of control of the Company, or within 90 days following a change of control Mr. Durand gives notice of termination of the Consulting Agreement, he shall be entitled to receive a change of control fee in the amount of $75,000 (the "Change of Control Fee"), subject to Mr. Durand executing a non-revocable standard form of release acceptable to the Company. The Change of Control Fee is in lieu of, and not in addition to, the Termination Fee.

Frank Powell, Vice-President of Exploration

Mr. Powell serves as Vice-President of Exploration of the Company and currently receives a base salary from the Mako US in the amount of $15,300 per month pursuant to the terms of an executive employment agreement with Mako US, entered into effective June 1, 2024. Pursuant to the employment agreement, Mr. Powell provides those services which would normally be undertaken by a Vice-President of Exploration including but not limited to executive, general management, administrative responsibilities, and such other additional services as may be agreed to from time to time. The employment agreement with Mako US provides that Mr. Powell or the Mako US may terminate his employment by providing 60 days prior written notice and, in the event of such termination, Mr. Powell shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from Mako US. In the event Mr. Powell or Mako US terminates Mr. Powell's employment because of a change of control or if Mako US terminates Mr. Powell's employment without cause then he shall be entitled to receive compensation equal to 12 months of his then-current monthly base-salary, which shall be paid over a twelve-month period consistent with Mako US' regular payroll schedule, plus all benefits provided for 12 months from the termination date, subject to Mr. Powell executing a non-revocable standard form of release acceptable to Mako US.

Payments on a Termination/Change of Control as of December 31, 2024

Assuming a termination without cause or a change of control of the Company occurred as of December 31, 2024, it is estimated that Messrs. Leisman, Sirotinsky, Munoz, Durand and Powell would have been entitled to the following payments:

Termination Without Cause/Change of Control Payments

Name of NEO	($)

Akiba Leisman, CEO	901,989(1)
Ezequiel Sirotinsky, CFO and Corporate Secretary	200,000(2)
Jesse Munoz, COO	335,667(3)
Paolo Durand, VP of Corporate Development	75,000(4)
Frank Powell, VP of Exploration	196,098(5)

Notes:

(1) Approximately $275,000 pursuant to his consulting agreement with Mako US including $5,214 (C$7,500 based on the December 31, 2024, exchange rate of $1.00 = C$1.43835 pursuant to his employment agreement with the Company. In addition, Mr. Leisman received during fiscal 2024, cash bonuses totalling $621,775.

(2) $200,000 pursuant to his consulting agreement with the Company.

(3) Approximately $250,000 pursuant to his employment agreement with Mako US including perquisites of $80,453 and $5,214 (C$7,500 based on the December 31, 2024, exchange rate of $1.00 = C$1.43835) pursuant to his employment agreement with the Company.

(4) $75,000 pursuant to his consulting agreement with the Company.

(5) $196,098 pursuant to his employment agreement with the Company, which amount includes prerequisites in the amount of $12,498.

Director Compensation

The following table sets forth all amounts of compensation provided to each director of the Company (who is not also a NEO) during the financial year ended December 31, 2024.

		Share-	Option-	Non-Equity
	Fees	Based	Based	Incentive Plan	Pension	All Other
	Earned	Awards	Awards	Compensation	Value	Compensation	Total
Director		($)(2)
Name (1)	($)		($)	($)	($)	($)	($)

John Hick(3)	76,500	Nil	Nil	Nil	Nil	Nil	76,500
Rael Lipson(4)	13,750	Nil	Nil	Nil	Nil	Nil	13,750
former director
John Pontius(5)	34,375	Nil	Nil	Nil	Nil	Nil	34,375
Paul Jacobi(6)	29,375	Nil	Nil	Nil	Nil	Nil	29,375
Mario Caron(7)	65,750	Nil	Nil	Nil	Nil	Nil	65,750
N. Eric Fier(8)	18,750	Nil	Nil	Nil	Nil	Nil	18,750
Laurence Gaborit(9)	21,750	Nil	Nil	Nil	Nil	Nil	21,750

Notes:

(1) In 2024, non-executive directors earned a $25,000 retainer fee and the Chairman of the Board earned an additional fee of $10,000. Additionally, $2,500 per annum was paid to non-executive committee members and $5,000 per annum was paid to the Chair of each committee. Members of a special committee (the "Special Committee"), established in November 2022 in connection with overseeing a risk mitigation process put in place by the Company to address new United States sanctions imposed on the General Directorate of Mines in Nicaragua as announced by the United States Department of the Treasury Office of Foreign Assets Controls on October 24, 2022, were paid $2,000 per month. Members of a special committee established in November 2023 in connection with the Company's acquisition of the Moss mine in Arizona (the "Transaction Special Committee"), which was subsequently dissolved in 2024 following completion of the acquisition, were paid $4,000 per month, with $5,000 per month being paid to the Chair of such committee.

(2) Represents RSUs.

(3) Mr. Hick was appointed director of the Company on November 9, 2018. Mr. Hick also is the Chair of the Audit Committee and a member of the Compensation, Corporate Governance & Nominating Committee (for which he was Chair until July 3, 2024).

(4) Mr. Lipson was appointed director of the Company on October 16, 2013. On July 3, 2024, Mr. Lipson tendered his resignation as director of the Company and was appointed and served as a Technical Advisor to the board of directors until December 2024 at which point his outstanding DSUs in the amount of 70,600 were settled by way of issuance of 70,600 common shares of the Company valued at, in the aggregate, $211,094 as of date of settlement following his termination of services].

(5) Mr. Pontius was appointed director of the Company on November 9, 2018. Mr. Pontius is the Chair of the Compensation, Corporate Governance and Nominating Committee and a member of the Audit Committee.

(6) Mr. Jacobi was appointed director of the Company on July 29, 2019.

(7) Mr. Caron was appointed director of the Company on June 5, 2020. Mr. Caron is the Chair of the Technical Committee and a member of the Special Committee. He was also a member of the Transaction Special Committee.

(8) N. Eric Fier was appointed director of the Company on July 3, 2024. Mr. Fier also is the Chairman of the Board of Directors and a member of the Technical Committee.

(9) Laurence (Laurie) Gaborit was appointed director of the Company on July 3, 2024. Ms. Gaborit is on the Compensation, Corporate Governance and Nominating Committee Ms. Gaborit is also a member of the Technical Committee and was a member of the Transaction Special Committee.

The Company had no other arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most completed financial year, or subsequently, up to and including the date of this Statement of Executive Compensation.

Directors may be granted Options, RSUs and DSUs from time to time under the Omnibus Plan. The purpose of granting such Awards is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before December 31, 2024, to each of the directors (who are not also NEOs).

		Option-Based Awards			Share-Based Awards

						Market or
	Number of				Number of	Payout Value
	Securities			Value of	Shares Or Units	Of Share-Based
	Underlying	Option		Unexercised	Of Shares That	Awards That
	Unexercised	Exercise		In-The-Money	Have Not	Have Not
	Options	Price		Options	Vested	Vested
			Option Expiration
Director Name	(#)	(C$)	Date	(C$)(1)	(#)(2)	(C$)(3)

John Hick	30,000	5.10	July, 21, 2025	Nil	103,840	330,211
Rael Lipson	20,000	5.10	July 21, 2025	Nil	Nil	n/a
former director
John Pontius	20,000	5.10	July 21, 2025	Nil	70,600	224,508
Paul Jacobi	20,000	5.10	July 21, 2025	Nil	70,600	224,508

		Option-Based Awards			Share-Based Awards

						Market or
	Number of				Number of	Payout Value
	Securities			Value of	Shares Or Units	Of Share-Based
	Underlying	Option		Unexercised	Of Shares That	Awards That
	Unexercised	Exercise		In-The-Money	Have Not	Have Not
	Options	Price		Options	Vested	Vested
			Option Expiration
Director Name	(#)	(C$)	Date	(C$)(1)	(#)(2)	(C$)(3)

Mario Caron	20,000	5.10	July 21, 2025	Nil	70,600	224,508
N. Eric Fier (4)	~~1,100~~	~~3.64~~	~~July 3, 2025~~	Nil	Nil	n/a
	19,800	5.91	December 10, 2025	Nil
	28,600	3.64	December 13, 2026	Nil
	61,600	1.95	December 15, 2027	75,768
	68,200	1.45	December 1, 2028	117,986
Laurence Gaborit(4)	47,300	1.50	August 11, 2028	79,464	Nil	n/a
	16,500	1.45	December 1, 2028	28,545

Notes:

(1) Value calculated based on the difference between the market value of the Company's common shares as at December 31, 2024, and the exercise price of the Options (rounded up to the nearest dollar). The closing price of the Company's shares on the TSXV on December 31, 2024, was C$3.18 per share.

(2) Represents DSUs

(3) Market or Payout Value of Share-Based Awards is calculated based on number of DSUs not yet vested multiplied by market price of the underlying shares as at December 31, 2024. The closing price of the Company's shares on the TSXV on December 31, 2024, was C$3.18 per share.

(4) The options held by N. Eric Fier and Laurence Gaborit are fully-vested and governed by the terms of the amended and restated stock option plan of Goldsource Mines Inc., which the Company assumed upon closing of its acquisition of Goldsource Mines Inc. in July 2023.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the financial year ended December 31, 2024, in connection with incentive plan awards granted to directors (who are not also NEOs)

Non-Equity Incentive
	Option-Based Awards	Share-Based Awards	Plan Compensation -
	- Value Vested	- Value Vested	Value Earned
Name	During The Year	During The Year	During The Year
	($)(1)	($)	($)
John Hick	Nil	Nil	Nil
Rael Lipson	Nil	211,094(2)	Nil
former director
John Pontius	Nil	Nil	Nil
Paul Jacobi	Nil	Nil	Nil
Mario Caron	Nil	Nil	Nil
N. Eric Fier	Nil	Nil	Nil
Laurence Gaborit	Nil	Nil	Nil

Note:

(1) No options vested during the financial year ended December 31, 2024.

(2) Due to the termination of services, Mr. Lipson had 70,600 DSUs vest which were settled on December 13, 2024, through the issuance of common shares of the Company.